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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

14045930

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beta Capital Management, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, Suite 1201
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Idelma Hervis 305-358-8814
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

3/14/14

OATH OR AFFIRMATION

I, Genis Ros-Armengol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beta Capital Management, LP, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

IDELMA HERVIS
MY COMMISSION # DD958952
EXPIRES March 07, 2014
(407) 398-0153 FloridaNotaryService.com

(Signature)

CEO

(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Beta Capital Management, L.P.

Statement of Financial Condition

December 31, 2013

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Beta Capital Management, L.P.
Miami, Florida

We have audited the accompanying statement of financial condition of Beta Capital Management, L.P. as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beta Capital Management, L.P. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

February 20, 2014
Miami, Florida

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

BETA CAPITAL MANAGEMENT, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CASH AND CASH EQUIVALENTS, INCLUDING $268,873 SEGREGATED FOR EXCLUSIVE BENEFIT OF CUSTOMERS (NOTE 2)	$	1,287,674
RECEIVABLE FROM BROKER (NOTE 2)		423,214
DEPOSIT AT BROKER (NOTE 2)		450,000
PROPERTY AND EQUIPMENT (NOTE 4)		178,448
OTHER ASSETS		130,322
	$	2,469,658

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Commissions payable	$	888,720
Accounts payable and accrued liabilities		360,140
Due to related party (Note 5)		210,536
Total liabilities		1,459,396
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
PARTNERS' CAPITAL		1,010,262
	$	2,469,658

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Beta Capital Management, L.P. (the Partnership) is registered with the Securities and Exchange Commission as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Partnership acts in an agency and riskless principal capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission.

Government and Other Regulation

The Partnership's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Partnership is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Partnership considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Partnership may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis, and are valued at quoted market or dealer quotes.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of three to five years.

Defined Contribution Plan

The Partnership maintains a 401(k) plan covering substantially all employees, with the Partnership matching up to 4% of employee payroll deferrals at the Partnership's discretion.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Partnership is a Limited Liability Partnership, which does not incur federal income taxes. Instead, its taxable income or loss is reflected by the partners on their individual income tax returns. No provision for income taxes is included in the accompanying statement of financial condition.

The Partnership assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Partnership's major tax jurisdictions. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for years before 2010.

The Partnership assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Partnership records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Partnership believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition.

NOTE 2. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The primary clearing and depository operations for the Partnership's securities transactions are provided by a brokerage firm whose principal office is in New York, New York. At December 31, 2013, $991,534 of cash and cash equivalents, as well as, the receivable from broker, and the deposit at broker as reflected in the accompany statement of financial condition, are held by and due from the primary clearing broker.

NOTE 2. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Partnership, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2013, the Partnership's "Net Capital" was $710,498 which exceeded the requirements by $460,498 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 2.05 to 1.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 consisted of the following:

Furniture and fixtures	$	215,256
Leasehold improvements		7,615
Office equipment		384,980
		607,851
Less: accumulated depreciation and amortization	(	429,403)
	$	178,448

NOTE 5. RELATED PARTY TRANSACTIONS

Management Fees

The Partnership agreement provides for, among other things, a management fee payable to the general partner. At December 31, 2013, $210,536 was unpaid and is included in due to related parties in the accompanying statement of financial condition.

Credit Andorra, SA

During 2013, Credit Andorra, SA (CA), the Partnership's majority Limited Partner, provided certain services to the Partnership. There was no balance due to CA for these services as of December 31, 2013.

Beta Capital Management, LLC

During 2013, the Partnership was reimbursed by Beta Capital Management, LLC (BCM) for use of office space, property and equipment and administrative support. BCM is related by common ownership.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Partnership is obligated under non-cancelable operating leases and service contracts for office space and equipment.

The approximate future minimum payments under non-cancelable operating leases and service contracts for the years subsequent to December 31, 2013 are as follows:

2014	508,000
2015	347,000
2016	326,000
2017	317,000
2018	157,000
	$ 1,655,000

Legal and Regulatory

During the normal course of operations, the Partnership, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. At December 31, 2013, the Partnership had ongoing examinations by FINRA and the SEC. Both agencies have provided the Partnership with examination findings and the Partnership has responded to these findings. FINRA has referred one finding relating to compliance with SEC Rule 15c-2-4 (transmission or maintenance of payments received in connection with underwritings) to its enforcement department for its review and disposition. The Partnership does not believe that these matters will have a material adverse effect on the Partnership's financial position.

SEE BEYOND THE NUMBERS